UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS
HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q 100
(CUSIP Number)

Copy to:

Amanda McGrady Morrison
General Counsel and Chief Legal Officer
Advent International
Prudential Tower
800 Boylston Street
Boston, MA 02199-8069

January 8, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
263,753,649

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
263,753,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,753,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
263,753,649

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
263,753,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,753,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GPE VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
70,281,893

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
70,281,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,281,893

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
CYPRESS INVESTOR HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
193,471,756

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
193,471,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,471,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Advent International GPE VIII-C Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,119,048

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,119,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,119,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII CCC Co-Investment (Delaware) Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
64,162,845

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,162,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,162,845

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Cypress Investment GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
193,471,756

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
193,471,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,471,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP S.à.r.l

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,119,048

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,119,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,119,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
64,162,845

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,162,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,162,845

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024.

Explanatory Statement

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	ADVENT INTERNATIONAL, L.P. (“Advent”), a Delaware limited partnership;

2.	Advent International GP, LLC (“Advent GP LLC”), a Delaware limited liability company;

3.	Advent International GPE VIII, LLC (“Advent VIII GP”), a Delaware limited liability company;

4.	Cypress Investor Holdings, L.P., a Delaware limited partnership (“Cypress Investor”);

5.	GPE VIII CCC Co-Investment (Delaware) Limited Partnership, a Delaware limited partnership (“GPE VIII CCC Co-Investment”);

6.	Advent International GPE VIII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg (“Advent International VIII-C”);

7.	Cypress Investment GP, LLC, a Delaware limited liability company (“Cypress GP”);

8.	GPE VIII GP S.à.r.l, a corporation organized under the laws of Luxembourg (“Advent GP Luxembourg”);

9.	GPE VIII GP Limited Partnership, a limited partnership organized under the laws of the Cayman Islands (“Advent GP Cayman”);

Cypress Investor is beneficially owned by Advent International GPE VIII Limited Partnership (“Advent International VIII”), Advent International GPE VIII-A Limited Partnership (“Advent International VIII-A”), Advent International GPE VIII-B-1 Limited Partnership (“Advent International VIII-B-1”), Advent International GPE VIII-B-2 Limited Partnership (“Advent International VIII-B-2”), Advent International GPE VIII-B-3 Limited Partnership (“Advent International VIII-B-3”), Advent International GPE VIII-B Limited Partnership (“Advent International VIII-B”), Advent International GPE VIII-D Limited Partnership (“Advent International VIII-D”), Advent International GPE VIII-E Limited Partnership (“Advent International VIII-E”), Advent International GPE VIII-F Limited Partnership (“Advent International VIII-F”), Advent International GPE VIII-G Limited Partnership (“Advent International VIII-G”), Advent International GPE VIII-H Limited Partnership (“Advent International VIII-H”), Advent International GPE VIII-I Limited Partnership (“Advent International VIII-I”), Advent International GPE VIII-J Limited Partnership (“Advent International VIII-J” and together with Advent International VIII, Advent International VIII-B-1, Advent International VIII-B-2, Advent International VIII-B-3, Advent International VIII-B, Advent International VIII-D, Advent International VIII-F, Advent International VIII-H and Advent International VIII-I, the “Advent Luxembourg Funds”), Advent International GPE VIII-K Limited Partnership (“Advent International VIII-K”), Advent International GPE VIII-L Limited Partnership (“Advent International VIII-L” and together with Advent International VIII-A, Advent International VIII-E, Advent International VIII-G and Advent International VIII-K, the “Advent Cayman Funds”), Advent Partners GPE VIII Limited Partnership (“Advent Partners VIII”), Advent Partners GPE VIII-A Limited Partnership (“Advent Partners VIII-A”), Advent Partners GPE VIII Cayman Limited Partnership (“Advent Partners VIII Cayman”), Advent Partners GPE VIII-A Cayman Limited Partnership (“Advent Partners VIII-A Cayman”) and Advent Partners GPE VIII-B Cayman Limited Partnership (“Advent Partners VIII-B Cayman” and together with Advent Partners VIII, Advent Partners VIII-A, Advent Partners VIII Cayman and Advent Partners VIII-A Cayman, the “Advent Partners Funds”).

Advent is the manager of Advent VIII GP, which in turn is the general partner of each of Advent GP Cayman and AP GPE VIII GP Limited Partnership (“Advent Partners GP”). Advent VIII GP is also the manager of Advent GP Luxembourg, which is the general partner of each of the Advent Luxembourg Funds and Advent International VIII-C. Advent Partners GP is the general partner of each of the Advent Partners Funds. Advent GP Cayman is the general partner of each of the Advent Cayman Funds and GPE VIII CCC Co-Investment.

Cypress GP is the general partner of Cypress Investor. Advent is the managing member of Cypress GP. Advent GP LLC is the general partner of Advent..

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Statement and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 8, 2024, Cypress Investor, GPE VIII CCC Co-Investment and Advent International VIII-C (collectively, the “Advent Funds”) sold 16,137,703 shares, 510,399 shares and 5,351,898 shares of Common Stock, respectively, for $10.47 per share (the “January 2024 Offering”), pursuant to that certain Underwriting Agreement by and among the Advent Funds, the Issuer and the underwriters (the “January 2024 Underwriting Agreement”). In connection with the January 2024 Offering, the Advent Funds entered into customary “lock-up” agreements with the underwriters, dated January 3, 2024 (the “January 2024 Lock-up Agreements”), pursuant to which the Advent Funds generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 30 days after the date of the final prospectus relating to the January 2024 Offering without prior written consent from the underwriters.

The foregoing descriptions of the January 2024 Underwriting Agreement and the January 2024 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the January 2024 Underwriting Agreement, a copy of which is attached as Exhibit 99.2, and a form of the January 2024 Lock-up Agreement attached as Exhibit A to the January 2024 Underwriting Agreement, both of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of January 8, 2024, the Reporting Persons beneficially owned in the aggregate 263,753,649 shares of Common Stock, which represents approximately 43.8% of the outstanding shares (based on 602,568,628 shares of Common Stock of the Issuer outstanding as of January 8, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on January 5, 2024, the “Outstanding Shares”). The shares beneficially owned by the Reporting Persons were directly held as follows: 193,471,756 shares held directly by Cypress Investor, 6,119,048 shares directly held by Advent International VIII-C and 64,162,845 shares held directly by GPE VIII CCC Co-Investment. Cypress GP, as general partner of Cypress Investor, may be deemed to beneficially own the 193,471,756 shares held directly by Cypress Investor. Advent GP Luxembourg, as general partner of Advent International VIII-C, may be deemed to beneficially own the 6,119,048 shares held directly by Advent International VIII-C. Advent GP Cayman, as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 64,162,845 shares held directly by GPE VIII CCC Co-Investment. Advent VIII GP, as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 70,281,893 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment.  Advent GP LLC, as general partner of Advent, and Advent, as manager of Advent VIII GP and managing member of Cypress GP, may each be deemed to beneficially own the 263,753,649 shares held directly by Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment.  The Advent Luxembourg Funds, the Advent Cayman Funds and the Advent Partners Funds have ownership interests in Cypress Investor, but none of the Advent Luxembourg Funds, the Advent Cayman Funds or the Advent Partners Funds has voting or dispositive power over any shares.  The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as previously defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the January 2024 Offering, none of the Reporting Persons have effected transactions in the Issuer’s Common Stock since the most recent filing of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 10, 2024, by and among the Reporting Persons (filed herewith).
99.2
Underwriting Agreement, dated as of January 3, 2024, by and among the Advent Funds, the Issuer and the Underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on January 8, 2024 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 10, 2024

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP

By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL, L.P.

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GP, LLC

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance